September 21, 2006

Wilmer Hale Venture Group

Susan L. Mazur

+1 781 966 2005 (t)

+1 781 966 2100 (f)

susan.mazur@wilmerhale.com

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Riedler

Re:	Achillion Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-132921

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 4 in response to comments contained in a letter, dated September 7, 2006 (the “Letter”), from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael D. Kishbauch, President and Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 4.

FORM S-1

Business

Statement of Stockholders’ (Deficit), page F-5

1.	It appears that the Net (loss) amount for the six month period ending June 30, 2006 should be a loss of $8,996 and not $9,245. Please update your filing accordingly.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-5 of the prospectus.

Securities and Exchange Commission

September 21, 2006

Note 10. Common Stock, Stock Options and Warrants, page F-21

2.	As we noted in comment five of our letter dated May 25, 2006, we will continue to defer the evaluation of your response regarding the fair value of the underlying common stock and related stock-based compensation for each equity issuance until the initial public offering price is determined.

Response:	The Company acknowledges the Staff’s comment and notes that the current Registration Statement contains a price range for the offering. The Company refers the Commission to the Company’s response letter dated May 17, 2006, in which the Company addressed the Commission’s comment 30. Such response letter provided a detailed historical perspective on the Company’s scientific programs, financing activities and equity issuances. In addition, this response letter articulated the scientific program prerequisites for effecting a successful initial public offering.

Amendment No. 4 to the Company’s registration statement reflects an assumed offering price of $15.00 per share (after effecting a 1-for-8 reverse stock split), which reflects a pre-money valuation of the Company of approximately $160 million.

Equity Transactions January 1, 2006 through September 15, 2006:

As previously noted, the Company’s November 2005 issuance of Series C-2 Preferred Stock at $1.50 per share ($12.00 on as-converted basis), or an $80 million pre-money valuation, was designed to be a mezzanine round to bridge the Company to a significant financing transaction, potentially an initial public offering, in the first half of 2006. The Company’s May 17, 2006 response letter outlined the significant challenges the Company faced in completing this financing round. The Company, however, found it necessary to close on two additional tranches of that same financing on March 17, 2006 and May 12, 2006, as well as obtain a $5 million debt facility with a related warrant issuance, in order to alleviate its lack of liquidity and to eliminate the resulting “going concern” audit opinion. Without the additional funds raised from these two tranches and the debt issuance, the Company’s ability to accomplish its scientific and business objectives would have been severely hampered. Aside from these additional tranches of Series C-2 Preferred Stock, and a related warrant issuance for 333,000 shares of Series C-2 Preferred Stock at an exercise price of $1.50 per share ($12.00 on an as-converted basis), there were no

Securities and Exchange Commission

September 21, 2006

other material equity issuances from January 1, 2006 through the date of this response letter, including stock options.

The Company believes that the Series C-2 Preferred Stock issuance price reflected fair value at the date of issuance, and that the issuance price exceeded the fair value of the common stock into which the preferred was convertible. Note that the Series C-2 Preferred Stock earns dividends at 8% per share per annum (as compared to 4% per share per annum dividends on the Series B, C and C-1) and has a 2X liquidation preferred (as opposed to a 1X liquidation value for all other preferred stock.)

The Company respectfully asserts that the increase from $12.00 per share (post split) to the assumed offering price of $15.00 per share (post split) is the direct result of key scientific data and results obtained subsequent to May 12, 2006. In particular, the Company obtained initial viral load data for all of the patients in its first monotherapy trial in elvucitabine. As previously noted, such results were a prerequisite for the Company to be able to effect an initial public offering.

Scientific Results—May 2006 through September 15, 2006

As previously described in the May 17, 2006 response letter, after completing its own assessment of financial market conditions and discussions with various financial advisors, the Company believed that, pending the achievement of certain scientific milestones, its pre-money valuation would likely range from $120 million to $150 million (which would equate to a common stock equivalent of $11.62 to $14.52 per share after giving effect to the 1-for-8 reverse stock split). The Company further believed that, among other things, establishing proof-of-principle in one of two pending elvucitabine clinical trials would be an absolute requirement to attaining the minimum valuation in this range, and that without such a positive outcome, this offering could not proceed.

Following the second tranche of the Series C-2 Preferred Stock financing, the Company obtained viral load reduction data for all patients in one of the Company’s two low-dose proof-of-concept trials for elvucitabine. After further analyzing this trial data in late May and early June, preliminary results were published in Amendment No. 2 to the Company’s Registration Statement on Form S-1 on June 5, 2006. Specifically, in treatment naïve HIV

Securities and Exchange Commission

September 21, 2006

patients, elvucitabine demonstrated a 0.85 log, or 83%, reduction in viral RNA levels, a successful outcome.

We have noted previously that there is historical precedent for a significant step-up in valuation for companies that deliver early proof-of-concept clinical data in the HIV market, ranging from 40-90% in the following recent examples:

COMPANY	PERIOD	RESULTS	VALUE INCREASE
Panacos (PANC)	mid-2005	Positive Phase 2a results in HIV infected patients	99%
Incyte (INCY)	mid-2005	Positive Phase 2a results in HIV infected patients	47%
Tanox (TNOX)	mid-2005	Positive Phase 2a results in HIV infected patients	42%

Also in May 2006, the Company completed a phase I trial evaluating the pharmacokinetics and safety of a tablet formulation of ACH-806 for the treatment of hepatitis C infection. Results revealed that the drug was safe and well-tolerated in healthy volunteers. Note that this program is partnered with Gilead Sciences, and therefore its value to Achillion is limited to the applicable royalty stream.

Conclusion:

As a result of completing the elvucitabine phase 2a monotherapy trial, as well as the ACH-806 phase I safety trial, the Company believes that the value of Achillion’s stock increased by 25-29%, from $12.00 per share to $15.00 per share, and from a valuation of $124 million (the Company’s post-money valuation from the Series C-2 financing) to $160 million.

In addition, we note that the Company has revised the Registration Statement in response to comments received in a letter, dated September 11, 2006, from the Staff regarding confidential treatment of certain portions of Exhibit 10.1 to the Registration Statement. Please see page 65 of the prospectus.

Securities and Exchange Commission

September 21, 2006

If you require additional information, please telephone the undersigned at the telephone number indicated above.

Very truly yours,

/s/    Susan L. Mazur

Susan L. Mazur

Enclosures

cc (w/encl.):	Michael D. Kishbauch
Mary Kay Fenton
Steven D. Singer
Sarah Levendusky
Jonathan L. Kravetz
Brian P. Keane